Filed pursuant to Rule 424(b)(2)
File No. 333-103355

PROSPECTUS SUPPLEMENT DATED APRIL 24, 2003
(TO THE PROSPECTUS DATED APRIL 24, 2003)

733,676 Shares

MAVERICK TUBE CORPORATION

Common Stock

          This prospectus relates to the offering from time to time of up to 733,676 shares of common stock as a hedge for one or more variable share post-paid forward contracts between Philip C. Lewis (the “Selling Stockholder”) and Goldman Sachs Financial Markets, L.P.. Pursuant to an agreement between Goldman Sachs Financial Markets, L.P. and its affiliate, Goldman, Sachs & Co., Goldman, Sachs & Co. will from time to time use reasonable efforts to sell shares of common stock pursuant to this prospectus. Goldman, Sachs & Co. will obtain the shares to be sold pursuant to this prospectus through borrowings in the stock loan market. The agreement between Goldman Sachs Financial Markets, L.P. and Goldman, Sachs & Co. does not require the sale of a minimum number of shares and proceeds from the sale of the shares will not be held in escrow, trust or a similar arrangement.

           Although Goldman Sachs Financial Markets, L.P. will retain all of the proceeds of the sale of the common stock pursuant to this offering, the variable share post-paid forward contract contemplates that at the maturity of the contract Goldman Sachs Financial Markets, L.P. will make a payment to the Selling Stockholder that is based on the fair market value of the common stock at the time the variable forward contract was entered into, as determined by the sales price of the shares sold pursuant to this offering. The payment will be an amount equal to at least 91.50% of the proceeds received from the sale of shares sold pursuant to this offering. Goldman Sachs Financial Markets, L.P. expects to use approximately 10.0% of the proceeds from each sale to repurchase shares of common stock in order to establish its initial hedge for the post-paid variable share forward contract.

           Goldman, Sachs & Co. intends to offer the shares to the public from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at fixed prices or at negotiated prices, in transactions on the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise. See “Underwriting” below for a description of the shares of common stock, or cash, that Goldman Sachs Financial Markets, L.P. may receive under a variable share post-paid forward contract.

           The selling stockholder may, depending upon the price of the common stock at or near the maturity of the variable share post-paid forward contract, deliver to Goldman Sachs Financial Markets, L.P. fewer than all of the shares of common stock subject to that contract. See “Underwriting” for a further description of the variable share post-paid forward contract.

        INVESTING IN THE COMMON SHARES ISSUED UNDER THIS PROSPECTUS INVOLVES RISK. BEFORE MAKING ANY INVESTMENT IN OUR COMPANY, YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Underwriting

           Pursuant to an agreement with Goldman Sachs Financial Markets, L.P., Goldman, Sachs & Co. has agreed to use reasonable efforts to sell up to 733,676 shares of common stock pursuant to this prospectus. Goldman, Sachs & Co. will acquire the shares to be sold pursuant to this prospectus through borrowings in the stock loan market.

           Goldman, Sachs & Co. intends to offer the shares to the public from time to time at market prices prevailing at the time of sale, at prices related to market prices, at fixed prices or at negotiated prices, in transactions on the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise. Although Goldman Sachs Financial Markets, L.P. will retain all of the proceeds of the sale of the common stock pursuant to this offering, the variable share post-paid forward contract contemplates that at the maturity of the contract Goldman Sachs Financial Markets, L.P. will make a payment to the selling stockholder that is based on the fair market value of the common stock at the time the variable forward contract was entered into, as determined by the sales price of the shares sold pursuant to this offering. The payment will be an amount equal to at least 91.50% of the proceeds received from the sale of shares sold pursuant to this offering.

           With respect to the shares of common stock sold pursuant to this prospectus, the variable shares post-paid forward contract provides that on April 30, 2004, the Selling Stockholder will deliver to Goldman Sachs Financial Markets, L.P. not less than 90.48% of the shares sold and not more than 100% of the shares sold based on the price of the common stock at or around that date. The Selling Stockholder has the option to deliver, in lieu of the shares, the cash value of the shares.

           As part of its hedging activities in entering into a variable share post-paid forward contract, Goldman Sachs Financial Markets, L.P. anticipates that it will engage in purchases of shares of common stock. These purchases may occur at the same time that Goldman, Sachs & Co. is effecting its sales of shares of common stock pursuant to this prospectus. On an ongoing basis, Goldman Sachs Financial Markets, L.P. anticipates that it will engage in further purchases and sales of shares of common stock to hedge its exposure under the post-paid variable share forward contract. Any profits or losses from the initial purchase of shares of common stock or from on-going purchases and sales of shares of common stock (or other instruments with a value related to the value of the common stock) will be solely for the account of Goldman Sachs Financial Markets, L.P. and neither the Selling Stockholder nor the purchasers in the offering will have any interest in these transactions.

           This offering is being conducted in accordance with Conduct Rule 2710(8) of the NASD.

           Under the variable share post-paid forward contract, the Selling Stockholder has agreed to indemnify Goldman Sachs Financial Markets, L.P. and Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

PROSPECTUS

733,676 SHARES

MAVERICK TUBE CORPORATION

Common Stock

_________________

        This prospectus relates to the offering of up to 733,676 shares of our common stock that may be sold from time to time by the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of the shares by the selling stockholders.

        Our common stock, including the shares of common stock to which this prospectus relates, is listed on the New York Stock Exchange under the symbol “MVK”. The closing market price of our common stock on the New York Stock Exchange on April 21, 2003 was $18.55 per share.

        The selling stockholders may sell the shares described in this prospectus in a number of different ways, including through agents designated from time to time or to or through underwriters or dealers, at market prices prevailing at the time of sale or at negotiated prices. See “Plan of Distribution” on page 11 for more information about how the selling stockholders may sell their shares.

        We will not be paying any underwriting discounts or commissions in this offering.

        INVESTING IN THE COMMON SHARES ISSUED UNDER THIS PROSPECTUS INVOLVES RISK. BEFORE MAKING ANY INVESTMENT IN OUR COMPANY, YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The date of this prospectus is April 24, 2003

ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement and the registration statement. We have not authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not, and no other person is, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus.

MAVERICK TUBE CORPORATION

General

        We are a leading North American producer of welded tubular steel products used in energy and industrial applications. We are the largest producer of oil country tubular goods, also known as OCTG, and line pipe products for use in newly drilled oil and gas wells and for transporting oil and natural gas. We primarily sell these products to distributors in the United States and Canada. We expanded into coiled tubing products with our acquisition of Precision Tube Holding Corporation. Coiled tubing products are used primarily to maintain existing wells and also to complete new wells. We sell coiled tubing to customers throughout North America and internationally. OCTG, line pipe and coiled tubing products comprise our energy product line.

         We also manufacture structural tubing, also known as hollow structural sections or HSS, standard pipe and pipe piling. In January 2003, we entered the electrical conduit business with our acquisition of the tubular division of The LTV Corporation. Structural tubing, standard pipe, pipe piling and electrical conduit products comprise our industrial product line. We sell these products to service centers, fabricators and end users.

         During calendar years 2001 and 2002, energy products accounted for approximately 84% and 82%, respectively, of our total revenues.

        We were incorporated in Missouri in 1977 and reincorporated in Delaware in 1987. Our principal executive offices are located at 16401 Swingley Ridge Road, Seventh Floor, Chesterfield, Missouri 63017 and our phone number is (636) 733-1600.

Recent Developments

        On February 28, 2003, we acquired SeaCAT Corporation pursuant to merger agreement dated February 19, 2003, for a purchase price consisting of 733,676 shares of common stock having an aggregate market value as of February 28, 2003 of $12.8 million, a $5 million subordinated promissory note, $4 million in cash and up to $750,000 of future contingent cash consideration. As a result of the acquisition, we now manufacture, fabricate and finish stainless steel coiled tubing products as a part of our energy product line.

        On February 11, 2003, we announced our plans to close the Youngstown, Ohio manufacturing facility during the second quarter of 2003. We plan to move all of Youngstown’s current production to our manufacturing facilities in Hickman, Arkansas.

        On December 31, 2002, we completed our acquisition of the assets comprising the business of The LTV Corporation’s tubular products division pursuant to Section 363 of the United States Bankruptcy Code. The purchase price for the tubular division of The LTV Corporation was $120.2 million cash (which amount included an estimated working capital adjustment, and is subject to final adjustment). The funding for our acquisition of the tubular division of The LTV Corporation was provided by a draw-down on our current revolving credit facility, which was expanded in connection with this transaction to provide aggregate borrowing capacity of up to $195 million, which includes a short-term $10 million facility and is subject to customary borrowing base limitations.

RISK FACTORS

        You should consider carefully the following risk factors and other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference into this prospectus, before purchasing any of our common shares. Investing in our common shares involves risk. If any of the events described in the following risk factors occur, our business and financial condition could be seriously harmed. In addition, the trading price of our common shares could decline due to the occurrence of any of such events, and you may lose all or part of your investment.

Downturns in oil and natural gas prices would reduce demand for our energy products, which could cause our sales to decrease.

        Our principal products consist of oil country tubular goods, line pipe and coiled tubing and pipe. Sales of these products to the energy industry constitute our most significant revenue source. In fact, revenues from the sale of oil country tubular goods and line pipe to the energy industry accounted for approximately 82% and 84% of our revenues for the years ended December 31, 2002 and 2001, respectively. Demand for these products depends primarily upon the number of oil and natural gas wells being drilled, completed and worked over in the United States and Canada and the depth and drilling conditions of these wells. Similar factors also affect the demand for line pipe. The level of these activities is primarily dependent on current and anticipated oil and natural gas prices. Many factors, such as the supply and demand for oil and natural gas, general economic conditions and global weather patterns affect these prices. As a result, future levels and volatility of oil and natural gas prices are uncertain. In periods where the demand level for our OCTG products is reduced, we would expect that our sales of these products would decrease

Easing or elimination of trade relief now in place would likely increase the level of imports of products that compete with ours, which would cause increased competition for our products.

        The level of imports of oil country tubular goods, which has varied significantly over time, affects the U.S. and Canadian OCTG markets. We believe that these import levels are affected by, among other things:

       North American and overall world demand for oil country tubular goods, the trade practices of and government subsidies to foreign producers and the presence or absence of antidumping and countervailing duty orders.

        Antidumping and countervailing duty orders require special duties to be imposed in amounts designed to offset unfair pricing and government subsidization, respectively. In the United States, once an order is in place, foreign producers, importers, domestic producers and other parties may request an “administrative review” on a yearly basis to determine the duty rates to be applied to imports during subsequent years, as well as the duty deposit rates for future imports from the companies covered by the review. In addition, a company that did not ship to the United States during the original period examined by the United States government may request a “new shipper review” to obtain its own duty rate on an expedited basis.

        U.S. antidumping and countervailing duty orders may be revoked as a result of periodic “sunset reviews.” An individual importer may also obtain revocation application only to itself under certain circumstances. In June 2000, the United States government completed sunset reviews of orders covering Canada and Taiwan, and revoked both orders. In June 2001, the United States government completed sunset reviews of the orders covering Argentina, Italy, Japan, Korea and Mexico and kept those orders in place. However, those orders remain subject to future periodic sunset reviews. If the orders covering imports from Argentina, Italy, Japan, Korea and Mexico are revoked in full or in part or the duty rates lowered, we could be exposed to increased competition from imports that could have a material adverse effect on our United States business. The antidumping and countervailing import duty orders on line pipe products expired on March 1, 2003, and was not extended. The expiration of the import duty orders on line pipe could expose us to increased competition from imports that could adversely affect our sales and operating profits in this segment of our business.

         In March 2002, an antidumping petition was filed with the United States government covering oil country tubular goods from Austria, Brazil, China, France, Germany, India, Indonesia, Romania, South Africa, Spain, Turkey, Ukraine and Venezuela. On May 10, 2002, the United States government voted to end this case. As a result of this ruling, there will not be any additional import relief for oil country tubular goods. Imports of OCTG products not covered by this trade case ruling have remained at existing levels due to low market demand for most of 2002. However, as the market begins to improve, our OCTG products will be subject to both price and demand pressure throughout 2003.

        The Section 201 trade case signed by the President in March 2002, provides a three-year program of quotas and tariffs covering a wide range of imported steel products with the exception of OCTG. Our standard pipe product line and HSS product line are subject to the same tariff system of 15%, 12% and 9%. Our electrical conduit product lines are not protected in the trade case ruling.

         In August 2002, the Canadian International Trade Tribunal found injury on the part of all imported steel products except hot rolled products. At this point in time, the Canadian government has not acted on the Tribunal’s findings, thus no further trade action has been taken.

         The likely result of significant increased competition from the easing or elimination of trade relief now in place would likely be decreased sales of our energy products and overall profitability.

Increases in steel prices, which would increase our costs of manufacturing our products, would likely decrease our operating profits.

        Purchased steel currently represents slightly more than two-thirds of our cost of goods sold. As a result, the steel industry, which is highly volatile and cyclical in nature, affects our business both positively and negatively. Numerous factors, most of which are beyond our control, drive the cycles of the steel industry and influence steel prices. Some of these factors are:

       general economic conditions;
       industry capacity utilization;
       import duties and other trade restrictions; and
        currency exchange rates.

        Changes in steel prices can affect the pricing and gross margin levels of our products. With respect to industrial products, we seek to recover any increase in steel costs by attempting to increase the price of our products. However, increases in the prices of our products often do not fully compensate for steel price increases and generally lag several months behind increases in steel prices. Prices of energy products move in conjunction with demand for those products and are not necessarily related to changes in steel costs. This could result in an inability to recover steel cost increases on those products during poor energy market conditions. Consequently, we typically have a limited ability to recover increases in steel costs.

        In November 2001, the International Trade Commission (ITC) recommended to the President of the United States that a Section 201 case for steel and all steel products, with the exception of OCTG products, be supported with a wide scale program of quotas and duties. The President’s remedy plan released on March 5, 2002, provides relief to the United States steel industry through a three-year program of quotas and tariffs covering a wide range of imported steel products. Of specific interest to our business, imported flat rolled products, including hot rolled steel coils are subject to a 30% tariff in year one, a 24% tariff in year two and an 18% tariff in year three. This plan resulted in an increase in the cost of foreign imported hot rolled steel and steel products, which in turn, significantly increased the cost of our purchased steel. For example, our major supplier of steel increased our steel prices by $15 per ton in January 2002, by $40 per ton in April 2002, and $60 in July 2002. This same supplier decreased our steel prices by $15 per ton in December 2002, $10 per ton in January 2003 and $25 per ton in February 2003. However, they also announced a $30 per ton increase to be effective April 1, 2003. We expect the replacement cost of steel to remain volatile in 2003.

Reductions in industry inventory levels could reduce our sales and profit.

        Industry inventory levels of our products, particularly oil country tubular goods, can change significantly from period to period. These changes can have a direct adverse effect on the demand for new production of energy and industrial products when customers draw from inventory rather than purchase new products. Reduced demand, in turn, would likely result in reduced sales volume and overall profitability.

Risks generally associated with acquisitions.

         An important element of our growth strategy has been and is expected to continue to be the pursuit of acquisitions of other businesses that either expand or complement our existing product lines. Integrating businesses, however, involves a number of special risks, including the possibility that management may be distracted from regular business concerns by the need to integrate operations, unforeseen difficulties in integrating operations and systems, problems concerning assimilating and retaining the employees of the acquired business, accounting issues that arise in connection with the acquisition, challenges in retaining customers and potential adverse short-term effects on operating results. In addition, we may incur debt to finance future acquisitions, and we may issue securities in connection with future acquisitions that may dilute the holdings of our current or future stockholders. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy could be adversely impacted.

The operations of the end-users of our products expose us to potential product liability claims.

        Drilling for, and the transmission of, oil and natural gas involve a variety of risks, including risks relating to well failures, line pipe leaks and fires. Actual or claimed defects in products, including our pipes and structural tubing and conduit, could give rise to claims, liabilities, costs and expenses, relating to loss of life, personal injury, property damage, damage to equipment and facilities, pollution, inefficient heat recovery, loss of production or suspension of operations. We maintain insurance coverage against potential product liability claims in amounts that we believe to be adequate. However, in the future we may incur product liability claims in excess of our insurance coverage, or that are subject to substantial deductibles, or incur uninsured product liability costs. These liabilities and costs could have a material adverse effect on our business, results of operations and financial condition. Moreover, any claims made under our policies likely will cause our premiums to increase, and we may not be able to maintain adequate insurance coverage levels in the future.

We depend on a few suppliers for a significant portion of our steel, and a loss of one or more significant suppliers could adversely affect our ability to obtain our basic raw material.

        In calendar year 2002, we purchased in excess of 91% of our steel for our United States operations from four suppliers, and in excess of 48% of the steel for our Canadian operations from two Canadian suppliers. The loss of any of these suppliers or interruption of production at one or more of the suppliers could adversely effect our ability to obtain our basic raw material. In such case, our cost of purchasing steel from alternate sources could be higher and could affect our ability to produce sufficient quantities of our products.

Our increased level of indebtedness could make us more vulnerable to down-turns in the energy market.

         We incurred additional indebtedness of $70.9 million during 2002 to partially fund our recently completed acquisitions, which increased our debt-to-capitalization ratio from 24.2%, at December 31, 2001, to 29.1% at December 31, 2002. Because our oil company tubular goods business is highly cyclical, our historical financial results have been, and our future financial results are expected to be, subject to fluctuations. While management believes that our current level of indebtedness is reasonable in relation to our current capitalization and working capital positions, our increased level of indebtedness could increase our vulnerability to cyclical declines in the energy markets. More specialically, our level of indebtedness could affect our operations, and expose us to greater risks, during a cyclical decline in several ways, including:

       a greater percentage of our cash flow would be required to be used to service our indebtedness;
       we might not be able to generate sufficient cash flow from operations to enable us to meet our debt service and other fixed charge requirements;
       we may not be able to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate and other purposes;
       our flexibility in planning for, or reacting to changes in, our businesses and the industries in which we compete may be limited; and
       we may be put at a possible competitive disadvantage with respect to our competitors that have relatively less indebtedness.

Covenant restrictions in our senior revolving credit facility could limit our ability to operate our business.

        Our revolving credit facility, as recently expanded in connection with our acquisition of the tubular division of The LTV Corporation, contains certain restrictive covenants that impose limitations (subject to certain exceptions) on us with respect to, among other things:

       the creation or incurrence of indebtedness;
       the creation or incurrence of liens;
       investment, mergers, acquisitions or changes of existence, ownership or business operations;
       the sale or other disposition of assets other than inventory in the ordinary course of business;
       the declaration or payment of dividends or the purchase, redemption, retirement or other acquisition of capital stock;
       transaction with affiliates;
       capital expenditures in excess of $30.0 million in any calendar year; and
       the granting of any negative pledge in any agreement, contract or understanding with a third party.

        All of these covenants could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. Moreover, our failure to comply with the financial and other covenants could result in an event of default that, if not cured or waived, would prevent us from borrowing under our senior revolving credit facility and could cause us to be required to repay our borrowings before their due date. If we were unable to make this repayment or otherwise refinance these borrowings, our lenders could foreclose on our assets.

Certain of our operations are subject to collective bargaining agreements that could subject us to additional labor costs.

        In January 2001, we renewed a collective bargaining agreement with the United Steelworkers of America, Local Union 7226, covering approximately 73% of our employees at our Calgary facility. This agreement, which expires on December 31, 2003, covers wages, healthcare benefits, retirement plans, seniority, job classes and certain work rules.

         In connection with our acquisition of the tubular division of the The LTV Corporation, we entered into collective bargaining agreements with the United Steel Workers of America covering approximately 83% of the employees of our Youngstown, Elyria, Counce and Ferndale facilities. These agreements expire on November 15, 2005.

         While we believe our present labor relations to be good, our failure to renew these agreements on reasonable terms could result in labor disruptions and increased labor costs, thereby increasing the costs of producing our products.

Because of the substantial amount of business we conduct in Canada, decreases in the value of the Canadian dollar compared to the U.S. dollar would reduce the profitability of our Canadian operations.

        Although our financial results are reported in United States dollars, a significant portion of our sales and operating costs are denominated in Canadian dollars. Consequently, in consolidating the financial results of our Canadian operations for reporting purposes, we are exposed to cash flow and earnings volatility as a result of fluctuations in relative currency values. A significant decrease in the relevant value of the Canadian dollar would reduce the profitability of our Canadian operations, which would adversely affect the results of our consolidated operations.

Our industry is characterized by intense competition.

        Our businesses are very competitive and compete against a number of companies. Some of our competitors are larger than us and have greater financial and marketing resources and business diversification. These companies may be better able than our Company to successfully endure downturns in either the energy or industrial sectors. The oil country tubular goods, structural and electrical conduit product markets are largely commodity-based in nature and as a result, price competition is of particular importance. In periods of reduced demand for our products, we can either choose to maintain market share by reducing our selling prices to meet competition or maintain selling prices which would likely sacrifice market share. Sales and overall profitability would be reduced under either scenario.

Compliance with and changes in environmental, health and safety laws regulating the operation of our business could increase the costs of producing our product and expose us to environmental claims.

        Our businesses are subject to numerous United States and Canadian local, state, provincial and federal laws and regulations concerning environmental, health and safety matters, including those relating to air emissions, wastewater discharges and the generation, handling, storage, transportation, treatment and disposal of hazardous wastes. Violations of such laws and regulations can lead to substantial fines and penalties. Also, there are risks of substantial costs and liabilities relating to the investigation and remediation of past or present contamination, at current as well as former properties utilized by us and at third-party disposal sites, regardless of fault or the legality of the original activities that led to such contamination. Moreover, future developments, such as changes in laws and regulations, more stringent enforcement or interpretation thereof, and claims for property damage or personal injury could cause us to incur substantial losses or expenditures. Although we believe we are in substantial compliance with all applicable current laws and regulations, modified laws or regulations could increase the costs of producing our products thereby reducing our profits.

Increased interest rates could cause our interest expense to increase.

        Interest on our new revolving credit facility accrues at a fluctuating rate. Rising interest rates could have a substantial impact on our interest expense. Assuming the current level of borrowings at variable rates and assuming a two-percentage point change in the average interest rate under these borrowings, it is estimated that our interest expense for the year ended December 31, 2002 would have increased approximately $2.7 million. Management may take actions that would mitigate our exposure to interest rate risks; however, due to the uncertainty of the actions that we might take and their possible effects, these actions may not fully mitigate our exposure to interest rate risk. To that extent, the resulting increase in interest expense would reduce our profitability.

We have defined benefit pension plans, which would result in charges against our earnings.

         Our subsidiary, Prudential Steel, Ltd., sponsors two pension plans and a post-retirement benefit plan for substantially all of its Canadian employees and a supplemental executive retirement plan. At December 31, 2002, certain of these plans were under-funded resulting in a combined under-funding of an aggregate of approximately $7.4 million. Moreover, if these plans do not achieve an investment return to the extent of the estimated rate for a particular fiscal year, such deficiency could result in a charge against earnings for that and subsequent years.

Provisions in our corporate documents and Delaware law could delay or prevent a change of control.

         The existence of some provisions in our corporate documents and Delaware law could delay or prevent a change in control of the Company, even if that change might be beneficial to our stockholders. Our certificate of incorporation and bylaws contain provisions that may make acquiring control of Maverick difficult, including:

       provisions limiting the rights to call special meetings of our stockholders;
       provisions regulating the ability of our stockholders to bring matters for action at annual meetings of our stockholders;
       a provision prohibiting action by stockholders by written consent; and
       the authorization to issue and set the terms of preferred stock by our board of directors.

In addition, we have adopted a stockholder rights plan that would cause extreme dilution to any person or group who would attempt to acquire a significant interest in Maverick without the advance approval of our Board of Directors. Moreover, Delaware law would impose restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

CAUTIONARY STATEMENTS REGARDING
FORWARD-LOOKING STATEMENTS

        The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. We make forward-looking statements in this prospectus and in our public documents that are incorporated by reference, which represent our expectations or beliefs about future events and financial performance. You can identify these statements by forward-looking words such as “expect,” “believe,” “anticipate,” “goal,” “plan,” “intend,” “estimate,” “may,” “will” or similar words. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, including those referred to under “Risk Factors” and otherwise described in our periodic filings.

        Important factors that could cause actual results to differ materially from those contemplated, projected or implied by the forward-looking statements (the order of which does not necessarily reflect their relative significance) include:

       oil and gas price volatility;
       steel price volatility;
       domestic and foreign competitive pressures;
       fluctuations in industry-wide inventory levels;
       the presence or absence of governmentally imposed trade restrictions;
       steel supply;
       asserted and unasserted claims;
       compliance with laws and regulations;
       presence of collective bargaining agreements; and
       those other risks and uncertainties discussed in our Annual Report on
       Form 10-K for the fiscal year ended December 31, 2001 and elsewhere in this and our other filings with the SEC.

        In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. In addition, actual results could differ materially from those suggested by the forward-looking statements. Accordingly, you should not place undue reliance on the forward-looking statements. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, review additional disclosures we make in our periodic filings with the SEC.

        You should read this prospectus and the documents that we incorporate by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

        The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of these shares of common stock.

SELLING STOCKHOLDERS

        Each selling stockholder was a preferred shareholder of SeaCAT Corporation, a Texas corporation. On February 28, 2003, we acquired SeaCAT pursuant to a merger agreement and as part of that acquisition, issued 733,676 shares of our common stock, in the aggregate, to the selling stockholders in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Rule 506 promulgated thereunder. Under the terms of the merger agreement, we are required to register the sale of these shares. The information provided in the table below with respect to the selling stockholders has been obtained solely from the selling stockholders. None of the selling stockholders hold, nor within the past three years has held, any position, office or other material relationship with us or any of our predecessors or affiliates. The number of shares in the column “Number of Shares of Common Stock Being Offered” represents all of the shares that each selling stockholder may offer under this prospectus. The selling stockholders may sell some, all or none of their shares, and the shares offered by this prospectus may be offered from time to time by the selling stockholders.

        Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares of common stock issuable pursuant to options, warrants and convertible securities, to the extent such securities are currently exercisable or convertible within 60 days, are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. The percentage of shares owned prior to and after the offering is based on 41,691,192 shares of our common stock outstanding as of April 14, 2003 (determined as if all of our exchangeable shares that remain outstanding have been exchanged for shares of our common stock).

                                                                 Shares of
                     Shares of Common        Number of           Common Stock
                     Stock Beneficially      Shares of           Beneficially
                      Owned Prior to         Common Stock        Owned After
                      the Offering           Being Offered     the Offering (1)

Name               Number       Percent                       Number   Percent
----               ------       -------      --------------   ------   -------

Philip C. Lewis      609,391(2)      1.5%           304,694       0       *

Lewis Family         304,697          *            304,697        0       *
Investment
Partnership, Ltd.(3)

Lewis Family         124,285          *            124,285        0       *
Charitable
Foundation(4)

_________________

        *   Represents less than 1% ownership.

(1)     Assumes the sale of all shares offered hereby by all selling stockholders.

(2)     Includes 304,697 shares owned by Lewis Family Investment Partnership, Ltd., of which he is the managing general partner. Mr. Lewis disclaims beneficial ownership of the shares owned by the Partnership.

(3)     Philip C. Lewis, as the managing general partner of the Partnership, has sole voting and investment control over the shares owned by the Partnership.

(4)     The board of trustees of the Lewis Family Charitable Foundation, comprised of Philip C. Lewis, his spouse Linda L. Lewis, and three other individuals not related to or affiliated with Mr. Lewis, has voting and investment control over the shares owned by the Foundation.

PLAN OF DISTRIBUTION

        The selling stockholders and any of their donees, pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at market prices prevailing at the time of sale, prices related to market prices, fixed prices or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

       ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
       block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
       purchases by broker-dealers or underwriters as principals and resale by these purchasers for their own accounts;
       an exchange distribution in accordance with the rules of the applicable exchange;
       privately negotiated transactions;
       short sales;
       broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
       the writing of non-traded or exchange-traded call options, put options and other hedge transactions, and settlement of other transactions in standardized or over-the-counter options; or
       a combination of any such methods of sale; and
       any other method permitted by applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

        If the selling stockholders effect the transactions described above by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). The selling stockholder will be responsible for any discounts, concessions or commissions that may be earned by underwriters, broker-dealers or agents.

        In connection with sales of the common stock or otherwise, the selling stockholders may enter into derivative or hedging transactions with broker-dealers or other persons. These persons may in turn engage in sales of the common stock in the course of hedging in positions they assume, deliver this prospectus in connection with some or all of those sales and use the shares covered by this prospectus to close out any short position created in connection with those sales. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholders may also enter into options or other types of transactions that require the selling stockholder to deliver common stock to a broker-dealer or other person, who will then resell or transfer the common stock under this prospectus. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares of common stock using this prospectus.

        The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them to support a derivative or hedging position or other obligation, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successor-in-interest as a selling stockholder under this prospectus.

        The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed that will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers, and any other material information.

        Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

        We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

        With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered by this prospectus.

LEGAL MATTERS

         Legal matters relating to the common stock offered hereby will be passed upon for us by Gallop, Johnson & Neuman, L.C., St. Louis, Missouri.

EXPERTS

        Ernst & Young LLP (Saint Louis), independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on the report of Ernst & Young LLP (Saint Louis), given upon their authority as experts in accounting and auditing.

        Ernst & Young LLP (Pittsburgh), independent auditors, have audited the financial statements of the Pipe & Conduit Business of The LTV Corporation included in our Current Report on Form 8-K/A filed on February 11, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on the report of Ernst & Young LLP (Pittsburgh), given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s web site at http://www.sec.gov. You may also read and copy these reports, proxy statements and other information at the SEC’s public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-732-0330 for more information about the operation of the public reference rooms.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the securities offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. Statements made by us in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus are not necessarily complete. For a more complete description of these contracts, agreements or other documents, you should carefully read the exhibits to the registration statement.

        The registration statement, together with its exhibits and schedules, which we filed with the SEC, may also be reviewed and copied at the public reference facility of the SEC set forth above.

INCORPORATION BY REFERENCE

        The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling stockholders sell all of the shares they are offering with this prospectus:

       Report                                       Date
       ------                                       ----

Annual Report on Form 10-K             For the year ended December 31, 2002,
                                       filed on March 28, 2003, as amended by
                                       Form 10-K/A filed on April 22, 2003

Current Reports on Form 8-K            Filed January 3, 2003; January 21, 2003
                                       (excluding Item 9); February  11, 2003;
                                       February 20, 2003; February 28, 2003;
                                       March 3, 2003; March 31, 2003; and
                                       April 17, 2003

                                       13

Description of common stock            Filed October 31, 1990
contained in Registration
Statement on Form 8-A

Description of preferred               Filed  August 5, 1998, amendment
stock purchase rights                  filed September 6, 2000
contained in Registration
Statement on Form 8-A, as amended

        You may request a copy of these filings at no cost by writing or telephoning us at the following address or telephone number:

Maverick Tube Corporation
16401 Swingley Ridge Road
Chesterfield, Missouri 63017
Attn: Secretary
Telephone: (636) 733-1600